

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Xiaofeng Peng
Chief Executive Officer and Executive Chairman
SPI Energy Co., Ltd.
#1128, 11/F, No. 52 Hung To Road
Kwun Tong
Kowloon
Hong Kong S.A.R.

> **Re: SPI Energy Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 3, 2020**
> **File No. 333-240289**

Dear Mr. Peng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mitchell S. Nussbaum, Esq.